Consolidated Interim Financial Statements

(An Exploration Stage Company)

For the three months ended March 31, 2008

(Unaudited and Expressed in Canadian Dollars)

Notice to Reader

The accompanying unaudited consolidated interim financial statements of Quaterra Resources Inc. have been prepared by, and are the responsibility of, the Company’s management. The Company’s independent auditor has not performed a review of these consolidated financial statements.

Quaterra Resources Inc.
(an exploration stage company)
Consolidated Balance Sheets
(Unaudited and expressed in Canadian Dollars)

			Unaudited	Audited
			March 31, 2008	December 31, 2007
Assets
Current
Cash and cash equivalents	Note 6	(a)	$4,529,978	$3,389,900
Receivables			274,773	268,869
Prepaid and deposits			193,672	62,854
Amount due from Joint Venture Partner			125,523	581,124
			5,123,946	4,302,747
Prepaid and deposits			12,332	20,814
Equipment	Note 4		187,936	180,452
Mineral properties	Note 5		22,626,047	19,554,706
Reclamation bonds			153,352	139,492
Total Assets			$28,103,613	$24,198,211

Liabilities
Current
Accounts payable and accrued liabilities			$1,291,830	$1,079,779
Due to related parties			93,407	86,391
Current portion of promisory note	Note 5	(h)	282,288	270,050
			1,667,525	1,436,220
Promisory note	Note 5	(h)	282,288	270,050
Total Liabilities			1,949,813	1,706,270
Commitments (Note 9)

Shareholders¹ Equity
Share capital	Note 6		37,308,444	36,875,448
Commitment to issue shares	Note 6	(a)	4,110,000	-
Contributed surplus	Note 6	(c)	7,649,252	7,409,795
Deficit			(22,913,896)	(21,793,302)
Total Shareholders¹ Equity			26,153,800	22,491,941
Total Liabilities and Shareholder¹s Equity			$28,103,613	$24,198,211

Approved on behalf of the Board of Directors:

/s/ Thomas Patton	/s/ Robert Gayton
Thomas Patton	Robert Gayton

See accompanying notes to consolidated financial statements

Quaterra Resources Inc.
(an exploration stage company)
Consolidated Statements of Operations and Deficits
(Unaudited and expressed in Canadian Dollars)

	Three months ended March 31,
	2008	2007
Exploration Costs, net of recoveries	$67,989	$72,801
General Administrative Expenses
Administration	48,030	30,000
Amortization	16,609	7,829
Consulting	202,666	71,825
Directors and officers fees	12,750	11,250
Investor relations and communications	53,461	66,139
Office and general	91,248	45,850
Professional fees	205,988	75,784
Regulatory fees and taxes	39,603	38,183
Salaries and benefits	93,293	49,637
Stock based compensation (Note 6(b))	409,518	273,155
Transfer agent	4,604	8,984
Travel and promotion	53,412	53,970
	1,231,182	732,606
Operating Expenses	1,299,171	805,407

Other Income
Foreign exchange gain/(loss)	164,773	(76,971)
Interest	10,648	90,354
Joint venture administration fee	3,156	-
	178,576	13,383

Loss for the period	(1,120,594)	(792,024)

Deficit, beginning of year	(21,793,302)	(14,490,098)

Deficit, end of period	$(22,913,896)	$(15,282,122)

Loss per share - basic and diluted	$(0.01)	$(0.01)

Weighted average number of shares outstanding	83,655,670	78,122,324

See accompanying notes to consolidated financial statements

Quaterra Resources Inc.
(an exploration stage company)
Consolidated Statements of Cash Flows
(Unaudited and expressed in Canadian Dollars)

	Three months ended March 31,
	2008	2007
Operating Activities
Net loss for the period	$(1,120,594)	$(792,024)
Items not involving cash:
Amortization	16,609	7,829
Commitment to issue shares for services	15,000	-
Stock based compensation	409,518	273,155
Shares issued for services		-
Unrealized foreign exchange on promissory note	24,476	-
	(632,491)	(511,040)
Changes in non-cash working capital
Accounts receivable	(5,904)	(38,953)
Prepaid and deposits	(122,335)	(38,048)
Accounts payable and accrued liabilities	108,411	(153,141)
Due to related parties	7,016	40,355
Cash used in operating activities	(645,303)	(700,827)

Financing Activities
Shares issued for cash, net of issue costs	240,435	78,308
Commitment to issue shares - private placement	4,095,000	17,500
Cash provided by financing activities	4,335,435	95,808

Investing Activities
Expenditures on mineral properties	(2,967,699)	(1,845,860)
Due from Joint Venture partner	455,601	(16,123)
Purchase of equipment	(24,096)	(32,771)
Purchase of reclamation bonds	(13,860)	(21,634)
Cash used in investing activities	(2,550,054)	(1,916,388)
Increase (decrease) in cash during the period	1,140,078	(2,521,407)
Cash and cash equivalents, beginning of period	3,389,900	9,112,732
Cash and cash equivlaents, end of period	$4,529,978	$6,591,325
Supplemental Infomration
Interest received	$10,648	$83,378
Interest paid	$-	$-
Income tax paid	$-	$-
Mineral property cost included in account payable	$1,004,253	$238,720
Share issued for services	$22,500	$-
Share issue costs	$-	$5,452

See accompanying notes to consolidated financial statements

Quaterra Resources Inc.
(an exploration stage company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and expressed in Canadian Dollars)

	Common Shares
			Commitment to	Share	Contributed
	Shares	Amount	issue shares	Subscription	Surplus	Deficit	Total
Balance at December 31, 2005	65,522,200	$15,172,975	$-	$-	$1,013,998	$(10,659,564)	$5,527,409
Common shares issued for cash during the year:				(17,500)			(17,500)
Exercise of options	2,829,000	675,030					675,030
Exercise of warrants	3,814,281	1,907,141					1,907,141
Private placements	5,247,855	9,183,746					9,183,746
Shares issued for mineral property acquisitions	400,000	606,000					606,000
Shares issued for finders¹ fees	291,484	510,097					510,097
Fair value of options and warrants exercised		349,445			(349,445)		-
Share issue costs, net of future income taxes		(543,376)					(543,376)
Stock based compensation					3,045,004		3,045,004
Net loss for the year						(3,830,534)	(3,830,534)
Balance at December 31, 2006	78,104,820	27,861,058	-	(17,500)	3,709,557	(14,490,098)	17,063,017
Common shares issued for cash during the year:
Exercise of warrants	2,480,785	5,581,766					5,581,766
Exercise of options	2,108,500	1,288,515		17,500			1,306,015
Shares issued for mineral property acquisitions	200,000	586,000					586,000
Alloted for mineral property acquisitions	250,000	695,000					695,000
Shares issued for services	22,900	67,500					67,500
Fair value of options and warrants exercised		801,925			(801,925)		-
Share issue costs, net of future income taxes		(6,316)					(6,316)
Stock based compensation					4,502,163		4,502,163
Net loss for the year						(7,303,204)	(7,303,204)
Balance at December 31, 2007	83,167,005	36,875,448	-	-	7,409,795	(21,793,302)	22,491,941
Common shares issued for cash during the year:
Commitment to issue shares - private placements			4,095,000				4,095,000
Commitment to issue shares for services			15,000				15,000
Exercise of options	570,700	240,435					240,435
Fair value of options exercised		170,061			(170,061)		-
Commitment to issue shares for services	7,653	22,500					22,500
Stock based compensation					409,518		409,518
Net loss for the period						(1,120,594)	(1,120,594)
Balance at March 31, 2008	83,745,358	$37,308,444	$4,110,000	$-	$7,649,252	$(22,913,896)	$26,153,800

See accompanying notes to consolidated financial statements

Quaterra Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements as of March 31, 2008
(Unaudited and expressed in Canadian Dollars)

1.	Nature of Operations and Going Concern

Quaterra Resources Inc. (the “Company”) is an exploration stage company incorporated under the laws of British Columbia. Its shares are listed on the TSX Venture Exchange under symbol “QTA” and the American Stock Exchange under symbol “QMM”.

The Company and its subsidiaries are engaged in the acquisition, exploration and development of precious metal properties and have not yet determined whether these mineral properties contain ore reserves that are economically recoverable. The Company has not generated any operating revenue to date and has experienced recurring operating losses.

The Company’s financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharges of liabilities in the normal course of business. The ability of the Company to meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing. Management’s plan in this regard is to raise equity financing as required. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2.	Summary of Significant Accounting Policy Changes

These unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are consistent with the policies outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2007 except as described below:

a)	CICA Handbook Section 1535 - “Capital Disclosures”

Effective January 1, 2008, the Company adopted the new recommendation of the CICA Handbook Section 1535, “Capital Disclosures”. Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether it has complied with any capital requirements to which it is subject and the consequences of non-compliance. The adoption of this section had no impact on the Company’s financial statements for the period ended March 31, 2008.

Quaterra Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements as of March 31, 2008
(Unaudited and expressed in Canadian Dollars)

2.	Significant Accounting Policy Changes (Continued)

b)	Financial Instrument CICA Handbook Section 3862 and 3863

Effective January 1, 2008, the Company also adopted the new recommendations of the CICA Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation”. CICA Handbook Section 3862 modifies the disclosure requirements for Section 3861, “Financial Instruments - Disclosure and Presentation”, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation requirements of Section 3861. The adoption of these new Handbook sections had no impact on the consolidated financial statements for the period ended March 31, 2008.

c)	New Accounting Pronouncements

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in 2011 for public companies in Canada (i.e. IFRS will replace Canadian GAAP for public companies). The official changeover date will apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2009. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	Financial Instruments

a.        Fair Value

The carrying values of cash and cash equivalents, receivables, amounts due from Joint Venture partner, bank indebtedness, accounts payable and accrued liabilities, and due to related parties approximate their fair values because of the short-term maturity of these financial instruments.

b.        Interest Rate Risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

Quaterra Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements as of March 31, 2008
(Unaudited and expressed in Canadian Dollars)

3.	Financial Instruments (Continued)

	c.	Credit Risk

The Company is exposed to credit risk with respect to managing its cash position. The Company requires the deposits or short-term investments be invested with Canadian chartered banks and U.S. commercial banks with a DBRS, Standard and Poor’s or/and Moody’s rating of single A or better.

	d.	Currency Risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received by the Company are denominated in currencies other than the Canadian dollar (primarily US dollars and Mexican pesos). The Company does not manage the currency risks through hedging or other currency management tools.

	e.	Derivatives – Mineral Properties

The Company retains and/or has obligations related to certain carried interest rights and net smelter royalties, the value of which is derived from future events and commodity prices. These rights are derivative instruments. However, the mineral interests to which they relate are not sufficiently developed to reasonably determine value.

4.	Equipment

Equipment is carried at cost less accumulated amortization. Details of equipment are as follows:

		Accumulated
	Cost	Amortization	Net Book Value
Computer	$40,270	$9,681	$30,589
Equipment	34,780	15,982	18,798
Furniture	32,054	4,432	27,622
Software	37,895	24,840	13,055
Vehicles	140,292	42,419	97,873
March 31, 2008	285,291	97,354	187,937

Quaterra Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements as of March 31, 2008
(Unaudited and expressed in Canadian Dollars)

4.	Equipment (continued)

		Accumulated
	Cost	Amortization	Net Book Value
Computer	23,249	6,916	16,333
Equipment	34,780	14,511	20,269
Furniture	27,045	2,463	24,582
Software	35,829	22,066	13,763
Vehicles	140,293	34,788	105,505
December 31, 2007	$261,196	$80,744	$180,452

5.	Mineral Properties

The Company follows the policy of capitalizing all acquisition, exploration and development costs relating to the mineral properties. The amounts shown for mineral properties represent costs incurred to date, less recoveries; and do not necessarily reflect present or future values. These costs will be amortized against revenue from future production or written off if the property is abandoned or sold.

The Company has interests in several mineral resources properties in Mexico and the United States. The total capitalized deferred exploration and acquisition costs of mineral properties follow:

Quaterra Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements as of March 31, 2008
(Unaudited and expressed in Canadian Dollars)

5.	Mineral Properties (Continued)

	Nieves	Los	Alaskan	Uranium	MacArthur	Yerington	Mirasol	Other	Total
		Crestones	Properties	Property				Properties
	$	$	$	$	$	$	$	$	$

Balance, December 31, 2007	2,405,889	1,446,523	2,602,059	6,475,720	2,932,728	1,256,078	540,469	1,895,240	19,554,706

Additions during the period:
Acquisition	6,707	2,907	-	45,206	151,527	38,978	4,904	142,281	392,510
Air support	-	-	-	-	-	-	-	558	558
Assays and surveys	15,520	-	161,207	4,069	95,079	127,130	-	3,469	406,474
Camp costs	2,091	2,012	489	14,128	41,416	5,755	2,541	9,107	77,539
Drilling services	-	-	-	423,063	513,646	-	360,026	-	1,296,735
Equipment rental	-	-	-	-	51,882	-	-	-	51,882
Exploration support	1,677	932	1,820	15,133	61,967	42	6,421	9,930	97,922
Field supplies and wages	157	337	-	250	31,023	-	590	5,845	38,201
Geological services	1,503	3,321	19,022	130,957	235,289	97,201	-	27,194	514,487
Project management	6,319	7,756	2,026	17,784	19,321	-	8,061	37,228	98,496
Travel and related costs	226	55	974	7,512	12,461	1,596	563	2,069	25,457
Vehicle expenses	2,692	1,150	59	16,291	33,403	11,300	1,533	4,653	71,080
	36,893	18,471	185,598	674,390	1,234,025	276,466	384,639	242,334	3,071,341
Balance, March 31, 2008	2,442,782	1,464,994	2,787,657	7,150,110	4,166,753	1,532,544	925,108	2,137,574	22,626,047

Quaterra Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements as of March 31, 2008
(Unaudited and expressed in Canadian Dollars)

5.	Mineral Properties (Continued)

	(a)	Nieves Concessions, Mexico

The Company holds a 50% interest in certain mineral concessions located in northern Zacatecas, Mexico, (the Nieves Concessions) and two inlaying fractions within the Nieves Concessions (Delores and Nazarene), collectively called Nieves. A geologic mapping survey and additional core drilling is planned in 2008 and all work plans are made in consultation with the US-based Joint Venture partner Blackberry Vetures1, LLC (“Blackberry”).

During the three months ended March 31, 2008, the Company has received US$509,300 from Blackberry in respect to its share of ongoing exploration costs that were incurred on the property in 2007.

	(b)	Los Crestones Property, Mexico

The Company holds a 100% interest in a certain mineral concession located in northern Durango, Mexico.

	(c)	Alaskan Properties, United States

The Company has a 100% interest in certain mining claims on Duke Island and a 100% interest in the Big Bar project, which consists of several state mining claims on the Seward Peninsula, northeast of Nome, Alaska.

	(d)	Uranium Properties, United States

Pursuant to an August 2006 agreement with Nustar Exploration LLC, the Company leased 18 claims in the Arizona strip district. The Company has paid US$50,000 acquisition costs up to date and is required to make US$40,000 and US$100,000 in August 10, 2008 and 2009 respectively.

Pursuant to a June 2005 agreement with North Exploration LLC, the Company acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming. Up to March 31, 2008, the Company has paid US$90,000 and issued 600,000 common shares. The Company is required to pay US$75,000, US$135,000 and US$200,000 on September 6, 2008, 2009 and 2010 respectively. If the Company meets the terms and conditions specified in the agreement and elects to exercise the option, then the property may be purchased with a further payment of US$100.

Quaterra Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements as of March 31, 2008
(Unaudited and expressed in Canadian Dollars)

5.	Mineral Properties (Continued)

	(e)	MacArthur Claim

Pursuant to an agreement entered into in October 2005 with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. Up to March 31, 2008, the Company has paid US $110,000 and incurred US $500,000 in exploration expenditures by January 15, 2008, and may elect to acquire the property by making further payments totaling US $2,545,000 up to January 15, 2010 as follows:

		(i)	US $10,000 upon execution (paid).
		(ii)	US $25,000 on or before January 15, 2006 (paid).
		(iii)	US $75,000 on or before January 15, 2007 (paid).
		(iv)	US $100,000 on or before January 15, 2008 (paid).
		(v)	US $125,000 on or before January 15, 2009.
		(vi)	US $2,420,000 on or before January 15, 2010.

	(f)	Yerington

On May 1, 2007, the Company received approval from the appropriate U.S. court to the acquisition of all Arimetco assets in the Yerington Mining District by a subsidiary of the Company. The purchase price comprises US$500,000 cash, 250,000 shares of the Company common stock and a 2% net smelter return royalty capped at US$7.5 million dollars on production from any claims owned by the Company in the Yerington and MacArthur mine areas. The original 180-day review period which began on July 13, 2007 was extended for an additional 120 day period to May 8, 2008 and has been extended 14 days during which time the Company has requested a further 120- day extension as allowed in the original agreement.

The Company may terminate the transaction at any time during a 300-day review period (starting July 13, 2007) if it is dissatisfied with the condition of the property or fails to obtain requested environmental clearances for past mining-related activities. The Chambers Group Inc. and Golder Associates Inc. are currently completing a Preliminary Site Condition Review as part of the Company’s due diligence. Subject to successful completion of due diligence, the Company plans to execute the option to acquire the property and explore the property as part of its ongoing exploration drilling program at MacArthur.

Up to March 31, 2008, the Company has paid a US$125,000 non-refundable deposit and issued 250,000 common shares.

Quaterra Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements as of March 31, 2008
(Unaudited and expressed in Canadian Dollars)

5.	Mineral Properties (Continued)

	(g)	Mirasol, Mexico

The Mirasol Project is located in southeastern Durango, Mexico in the Municipality of Simon Bolivar. The Company’s Mexico subsidiary, Minera Agua Tierrra, SA de CV, is the 100% owner of all eight concessions totaling 25,194 hectares (97 square miles) that were staked in 2006-2007.

The Company’s 2008 exploration plans are dependent on results of recently completed drilling.

	(h)	Other Properties

Other properties of the Company include the SW Tintic, Gray Hills, Peg Leg, Carbon County, Herbert Glacier, Texas claims, Copper Canyon and Majuba Hill properties in the United States, and Las Americas, Jaboncillos, Cerro Blanco, Inde and La Reforma properties in Mexico. All these properties all are in the initial stages of exploration. Data from prior activities is limited or in the process of being acquired and studied. Total expenditures by the Company to date are minimal.

The Company has a promissory note of US$550,000 for its S.W. Tintic Claims in Juab County, Utah. The US $550,000 note has a term of two years starting August 29, 2007, with no interest. The Company has guaranteed full payment of this note.

6.	Share Capital

	(a)	Common Stock: unlimited common shares without par value authorized:

	Number of
	Shares	Amounts ($)
Balance, December 31, 2007	83,167,005	$36,875,448
Shares issued for service	7,653	22,500
Shares issued for options exercised	570,700	240,435
Fair value of options exercised	-	170,062
Balance, March 31, 2008	83,745,358	$37,308,445

Issued during the three months ended March 31, 2008:

i.	170,000 options were exercised at $0.12 per common share for proceeds of $20,400.
ii.	55,000 options were exercised at $0.34 per common share for proceeds of $18,700.
iii.	240,000 options were exercised at $0.35 per common share for proceeds of $84,000.

Quaterra Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements as of March 31, 2008
(Unaudited and expressed in Canadian Dollars)

6.	Share Capital (continued)

	iv.	50,000 options were exercised at $0.62 per common share for proceeds of $31,000.

	v.	55,700 options were exercised at $1.55 per common share for proceeds of $86,335.

	vi.	7,653 common shares were issued at a price of $2.94 for services.

Subject to regulatory approval, the Company is in the process of raising funds through a non- brokered private placement of up to 4,000,000 units at a price of US$3.20 per unit for potential gross proceeds of US$12,800,000. Each unit will consist of one common share and one-half of one share purchase warrant which will entitle the holder to purchase an additional common share at a price of US$4.20. As of March 31, 2008, US$4,160,000 was received for 1,300,000 units, which amount was restricted until regulatory approval for the issuance was received.

(b)	Stock Options

The Company has an incentive stock option plan in place under which it is authorized to grant options to directors, executive officers, employees and consultants. Stock options are exercisable once they have vested under the terms of the grant. A summary of the Company’s options at March 31, 2008 is presented below:

	Number of
	options	Weighted Average Exercise Price
Outstanding, December 31, 2007	5,559,500	$1.99
Granted	200,000	$3.45
Exercised	(570,700)	$0.42
Outstanding, March 31, 2008	5,188,800	$2.22

	Mar-31-2008	Dec-31-2007	Mar-31-2007
Risk-free interest rate	3.90%	4.57%	4.04%
Expected share price volatility	90.83%	89.42%	167.40%
Expected option life in years	3.0	3.0	3.0
Expected dividend yield	0%	0%	0%

The total fair value of $409,518 for options expensed during the period ended March 31, 2008 is listed below. The Company uses the Black-Scholes option pricing model to determine the fair value of the options, applying the assumptions appearing above:

Quaterra Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements as of March 31, 2008
(Unaudited and expressed in Canadian Dollars)

6.	Share Capital (continued)

(b)	Stock Options (continued)

	March 31, 2008		March 31, 2007
	Number		Number
	of Options	Stock-based	of Options	Stock-based
	Issued	Compensation	Issued	Compensation
Consulting	-	$-	100,000	$247,849
Directors and officers	150,000	307,138	-	25,306
Empoloyees	50,000	102,380	-	-
Total	200,000	$409,518	100,000	$273,155

As at March 31, 2008, the Company had outstanding stock options for the purchase of an aggregate 5,188,800 common shares as follows:

	Number of Options	Weighted Average
Exercise	Outstanding &	Remaining
Price	Exercisable	Contractual Life	Expiry Date
$0.34	15,000	0.69	December 8, 2008
$0.62	95,000	0.98	March 25, 2009
$0.35	293,500	2.36	August 9, 2010
$0.40	200,000	2.78	January 9, 2011
$1.04	125,000	2.99	March 27, 2011
$1.00	75,000	3.13	May 19, 2011
$1.12	100,000	3.20	June 12, 2011
$1.55	1,544,300	3.32	July 28, 2011
$1.55	100,000	3.39	August 23, 2011
$1.50	100,000	3.49	September 25, 2011
$2.05	100,000	3.72	December 18, 2011
$2.65	75,000	3.78	January 11, 2012
$2.70	25,000	3.89	February 21, 2012
$3.33	2,011,000	4.30	July 20, 2012
$3.33	80,000	4.35	August 7, 2012
$2.93	50,000	4.53	October 9, 2012
$3.45	200,000	5.00	March 31, 2013
$2.22	5,188,800	3.68

Quaterra Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements as of March 31, 2008
(Unaudited and expressed in Canadian Dollars)

6.	Share Capital (continued)

(c)	Contributed Surplus

Summary of contributed surplus is as follows:

Balance at December 31, 2007	$7,409,795
Transfer to share capital on exercise of stock options	(170,061)
Stock-based compensation	409,518
Balance at March 31, 2008	$7,649,252

7.	Related Party Transactions

The Company had the following related party transactions during the three months ended March 31, 2008:

a.     $148,551 (2007 - $75,493) paid to a private firm of which a director is the principal for administration, accounting, office space, and corporate development services;

b.     $9,750 (2007 - $9,750) consulting fee paid to a company of which an officer is the principal;

c.     $2,081 legal fees (2007 - $nil) to a law firm of which a director is the principal.

The above transactions are conducted in the normal course of business and were measured at the amount of consideration established and agreed by the parties.

Quaterra Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements as of March 31, 2008
(Unaudited and expressed in Canadian Dollars)

8.	Segmented Information

The Company has only one industry segment, the exploration of mineral properties. The Company’s major non-current assets are distributed by geographic locations as follows:

	March 31, 2008				December 31, 2007
		Mineral	Reclamation			Mineral	Reclamation
	Equipment	Property	Bond	Total	Equipment	Property	Bond	Total
	($)	($)	($)	($)	($)	($)	($)	($)
Canada	19,142	-	-	19,142	22,335	-	-	22,335
Mexico	51,646	5,205,235	-	5,256,881	56,276	4,693,257	-	4,749,533
U.S.A	117,149	17,420,812	153,352	17,691,313	101,841	14,861,449	139,492	15,102,782
Total	187,936	22,626,047	153,352	22,967,335	180,452	19,554,706	139,492	19,874,650

9.	Commitments

The Company has following commitments in respect to mineral option payments, office space leases and service agreements:

	Mineral	Office Lease (2)	Service
	Properties (1)		Agreements (3)
				Total
Year ending December 31, 2008	$576,893	$34,200	$261,000	$872,093
Year ending December 31, 2009	956,698	-	168,000	1,124,698
Year ending December 31, 2010	2,901,916	-	168,000	3,069,916
Year ending December 31, 2011	874,578	-	168,000	1,042,578
Year ending December 31, 2012	810,935	-	84,000	894,935
Year ending December 31, 2013	636,430	-		636,430
Year ending December 31, 2014	636,430	-		636,430
Year ending December 31, 2015	841,730	-		841,730
Year ending December 31, 2016	277,155	-		277,155
Year ending December 31, 2017	277,155	-		277,155
Year ending December 31, 2018	30,795	-		30,795
	$8,820,715	$34,200	$849,000	$9,703,915

1)	The Company is required to make option payments and other expenditure commitments to maintain the properties and earn its interest. Details about the mineral properties

Quaterra Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements as of March 31, 2008
(Unaudited and expressed in Canadian Dollars)

9.	Commitments (Continued)

obligations are described in Note 5 of our audited financial statements December 31, 2007.

2)	The Company has committed to operating leases for office space in Yerington, Nevada, and Kanab, Utah, in the United States; both are on a year to year basis. The combined monthly lease is US$3,800.

3)

During 2007, the Company entered into a service agreement with Manex Resource Group (“Manex”) for its Vancouver office space, administration, and corporate development at a monthly rate of $14,000. The agreement can be cancelled at anytime upon one year notice. The current expiry date is June 30, 2012.

In January 2007, the Company also engaged Roman Friedrich & Company Ltd. (“Roman”) to provide financial and advisory services to the Company. The retainer fee is $15,000 per month of which $7,500 is to be paid in cash and the remaining $7,500 is payable in common shares of the Company subject to regulatory approval. As of March 31, 2008, $15,000 is to be paid in shares for the service received February and March 2008. The agreement was renewed for another year in 2008 and will expire January 2009.

10.	Subsequent Events

The following occurred subsequent to March 31, 2008:

(a)

On April 18, 2008, the Company announced the completion of the non-brokered private placement of 3,482,500 units at a price of US$3.20 for total gross proceeds of US$11,144,000. Each unit consists of one common share and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of US$4.20 per warrant share, until October 17, 2009.

(b) 16,000 stock options with an average exercise price of $1.10 were exercised for gross proceeds of $17,600

11.	Comparative Figures

Certain 2007 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2008.

Quaterra Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements as of March 31, 2008
(Unaudited and expressed in Canadian Dollars)

12.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

(a)	Differences in Accounting Principles

(i)	Exploration expenditures

Under Canadian GAAP, acquisition costs of mineral properties and exploration expenditures are capitalized (Note 5).

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained. To date no exploration expenses have been capitalized under US GAAP.

The Company has adopted EITF 04-02, Whether Mineral Rights Are Tangible or Intangible Assets, and separately reports the aggregate carrying amount of the cost to acquire mineral rights. The cost to acquire mineral rights includes the cost of options which allow the Company to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits. Acquisition costs include cash and the fair market value of common shares for the mineral rights. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned, or when an impairment of value has occurred.

Quaterra Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements as of March 31, 2008
(Unaudited and expressed in Canadian Dollars)

12.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Continued)

(a)	Differences in Accounting Principles (continued)

(ii)	Reconciliation of total assets, liabilities and stockholders’ equity:

	31-Mar-08	31-Dec-07
Total assets per Canadian GAAP	$28,103,613	$24,198,211
Expenditures on resource properties
expensed under US GAAP	(15,819,654)	(13,110,749)
Total assets per US GAAP	$12,283,959	$11,087,462
Total liabilities per Canadian GAAP	$1,949,813	$1,706,270
Total liabilities per US GAAP	1,949,813	1,706,270
Total equity per Canadian GAAP	26,153,800	22,491,941
Expenditures on resource properties	(15,819,654)	(13,110,749)
Total equity per US GAAP	10,334,145	9,381,192
Total assets per US GAAP	$12,283,958	$11,087,462

(iii)	Reconciliation of net loss reported in Canadian GAAP and US GAAP:

	Three Months Ended March 31,
	2008	2007
Reconciliation of net loss from Canadian
GAAP to US GAAP
Loss for period per Canadian GAAP	$1,120,594	$792,024
Expenditures on mineral properties	2,708,905	1,479,405
Net loss for period per US GAAP	3,829,499	2,271,429
Deficit, Beginning of period per US GAAP	34,904,051	19,686,463
Deficit, End of period per US GAAP	$38,733,550	$21,957,892
Net loss per share for the period in accordance with Canadain GAAP	$0.01	$0.01
Total difference	$0.03	$0.02
Net loss per share for the period in accordance with US GAAP	$0.05	$0.03
Weighted average number of common share outstanding	83,655,670	78,122,324

Quaterra Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements as of March 31, 2008
(Unaudited and expressed in Canadian Dollars)

12.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Continued)

(a)	Differences in Accounting Principles (continued)

(iii)	Reconciliation of cash flows reported in Canadian GAAP and US GAAP:

	Three Months Ended March 31,
	2008	2007
Cash used in operating activities in accordance with Canadian GAAP	$(645,303)	$(657,205)
Adjustments to net loss involving use of cash	(2,708,905)	(1,479,405)
Cash used in operating actitivies in accordance with US GAAP	(3,354,208)	(2,136,610)
Cash used in investing activities in accordance with Canadian GAAP	(2,550,054)	(1,960,010)
Reclassification of expenditures on mineral property interest	2,708,905	1,479,405
Cash used in investing actitivies in accordance with US GAAP	158,852	(480,605)
Cash provided by Financing Activities
in accordance with Candian and US GAAP	4,335,435	95,808
Increase (decrease) in cash during the period
in accordance with Candian and US GAAP	1,140,078	(2,521,407)
Cash, beginning of period
in accordance with Candian and US GAAP	3,389,900	9,112,732
Cash, end of period
in accordance with Candian and US GAAP	$4,529,978	$6,591,325

(b)	Recent Accounting Pronouncements

(i)

SFAS 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non- financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. There is no impact on the Company’s consolidated financial statements.

Quaterra Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements as of March 31, 2008
(Unaudited and expressed in Canadian Dollars)

12.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Continued)

(b)	Recent Accounting Pronouncements (Continued)

(ii)

SFAS 157, Fair Value Measurements. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company’s consolidated financial statements.

(iii)

On July 13, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation 48 provides guidance on de- recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. There is no impact on the Company’s consolidated financial statements.

(iv)

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – an Amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. There is no impact on the Company’s consolidated financial statements.

Quaterra Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements as of March 31, 2008
(Unaudited and expressed in Canadian Dollars)

12.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Continued)

(b)	Recent accounting pronouncements (continued)

(v)

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin 108 (“SAB 108”). The interpretations in this bulletin express the staff’s views regarding the process of quantifying financial statement misstatements and are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet. There is no impact on the Company’s consolidated financial statements.

(vi)

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS 141(R)), which replaces SFAS 141. SFAF 141(R) requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into after January 1, 2009. There is no impact on the Company’s consolidated financial statements.

(vii)

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160). SFAS 160 clarifies the accounting for non-controlling interests and establishes accounting and reporting standards for the non-controlling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests.